FILED BY NORTHROP GRUMMAN
                                        CORPORATION PURSUANT TO RULE 425
                                        UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE
                                        14D-2 OF THE SECURITIES EXCHANGE
                                        ACT OF 1934
                                        SUBJECT COMPANY: NEWPORT NEWS
                                        SHIPBUILDING INC. COMMISSION FILE
                                        NO.: 1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:   310-553-6262
Fax:         310-556-4561

Northrop Grumman Contacts:    Frank Moore (Media) (310) 201-3335
                              Gaston Kent (Investors) (310) 201-3423

Newport News Contacts:        Jerri Fuller Dickseski (Media) (757) 380-2341
                              Joe Fernandes (Investors) (757) 688-6400

For Immediate Release

NORTHROP GRUMMAN, NEWPORT NEWS SHIPBUILDING
-------------------------------------------

ANNOUNCE DEFINITIVE MERGER AGREEMENT
------------------------------------
Transaction Creates World-Class Shipbuilding Enterprise

     LOS ANGELES -- Nov. 8, 2001 -- Northrop Grumman Corporation (NYSE:
NOC) and Newport News Shipbuilding Inc. (NYSE: NNS) announced today that they have signed a definitive agreement under which Northrop Grumman will acquire Newport News Shipbuilding.

     The boards of directors of both companies approved the terms of the transaction in which Northrop Grumman will acquire all the outstanding shares of Newport News. In an exchange offer, Newport News Shipbuilding's shareholders may elect to receive either $67.50 per share in cash or a number of shares of Northrop Grumman common stock designed to provide a value of $67.50, subject to certain limitations and proration procedures. Northrop Grumman expects to promptly amend its existing offer documents in order to reflect the merger agreement.

     Following the completion of the exchange offer, Northrop Grumman will consummate a second-step merger in which all of the remaining Newport News Shipbuilding shareholders will have the same right to elect to receive cash or shares of Northrop Grumman stock as described above.

     "We are very pleased with our strategic acquisition of Newport News," said Kent Kresa, Northrop Grumman chairman and chief executive officer. "With Newport News, we are creating a $4 billion world-class, fully capable shipbuilding enterprise with expertise in every class of nuclear and non-nuclear naval vessel. Newport News' long and distinguished history and reputation for innovation and excellence in shipbuilding are highly regarded worldwide. We look forward to welcoming the 17,800 Newport News employees to the growing Northrop Grumman family."

     "Northrop Grumman is an outstanding corporation and this merger will enhance the future of Newport News Shipbuilding, its employees and our ability to serve our primary customer, the U.S. Navy," said William Fricks, Newport News chairman and chief executive officer.

     Following the close of the transaction, Newport News will initially be operated as a Northrop Grumman sector. Longer term, Northrop Grumman plans to combine its two shipbuilding businesses into one operating sector. Thomas Schievelbein, currently Newport News' executive vice president and chief operating officer, will become president of the Newport News operating sector. He will also serve on Northrop Grumman's corporate policy council. Mr. Fricks has announced his intention to retire once the transaction has been finalized.

     "I salute Bill for his significant contributions and leadership during his 35-year career at Newport News," said Mr. Kresa. "Looking to the future, Tom's solid background and proven track record will enhance our superior management team as we work together to maximize our competitive advantages, respond to our customers' needs, and enhance shareholder value," Mr. Kresa added.

     The acquisition is valued at approximately $2.6 billion, which includes the assumption of approximately $500 million of Newport News Shipbuilding debt. The exchange offer, subject to the tendering of a majority of the outstanding Newport News Shipbuilding shares, is expected to close by the end of November.

     Citigroup's Salomon Smith Barney acts as principal strategic advisor to Northrop Grumman and represented the company in the transaction. JP Morgan Chase also provided financial advice. Newport News Shipbuilding was advised by Credit Suisse First Boston.

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     Newport News Shipbuilding designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides lifecycle services for ships in the Navy fleet. The company employs about 17,800 people, and has revenues of approximately $2 billion.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE AMENDED EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER DOCUMENTS) TO BE FILED BY NORTHROP GRUMMAN WITH THE SEC AND THE AMENDED SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY NEWPORT NEWS SHIPBUILDING WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE NORTHROP GRUMMAN OFFER. THE EXCHANGE OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF NEWPORT NEWS SHIPBUILDING, AT NO EXPENSE TO THEM. THE EXCHANGE OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.


Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that each of the companies believe to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the companies' control. These include each of the companies' ability to successfully integrate the operations of Newport News, assumptions with respect to future revenues, expected program performance, and the outcome of contingencies. The companies' operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, each of the companies' successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in each of the companies' filings from time to time with the Securities and Exchange Commission, including, without limitation, each of the companies' reports on Form 10-K and Form 10-Q.